                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            UNUMPROVIDENT CORPORATION
         ---------------------------------------------------------------
                                Barton C. Burns

                    Common Stock, par value $0.10 per shares
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   91529Y 10 6
                 -----------------------------------------------
                                 (CUSIP Number)

   Chambliss, Bahner & Stophel, P.C., 1000 Tallan Building, Two Union Square,
               Chattanooga, Tennessee 37402-2500, (423) 756-3000
 ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2001
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 91529Y 10 6

1) Name of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)
         The Maclellan Foundation, Inc.
         -----------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
            --------------------------------------------------------------------
         (b)
            --------------------------------------------------------------------

3)       SEC Use Only
                      ----------------------------------------------------------

4)       Source of Funds (See Instructions)  Not Applicable
                                           -------------------------------------

5) Check Box if Disclosure or Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           -----------------------------------------------------

6)       Citizenship or Place of Organization    United States
                                             -----------------------------------

 NUMBER OF                 7)  Sole Voting Power  11,855,404
   SHARES                                       --------------------------------
BENEFICIALLY
  OWNED BY                 8)  Shared Voting Power    -0-
    EACH                                          ------------------------------
 REPORTING
PERSON WITH                9)  Sole Dispositive Power  11,855,404
                                                     ---------------------------

                           10) Shared Dispositive Power   -0-
                                                       -------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person 11,855,404
                                                                     -----------

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                       ---------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)  4.9%
                                                           ---------------------

14)      Type of Reporting Person (See Instructions)  CO
                                                    ----------------------------

                                  SCHEDULE 13D


CUSIP NO. 91529Y 10 6

1) Name of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)
         Hugh O. Maclellan, Jr.

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
            --------------------------------------------------------------------
         (b)
            --------------------------------------------------------------------

3)       SEC Use Only
                     -----------------------------------------------------------

4)       Source of Funds (See Instructions)  Not Applicable
                                             -----------------------------------

5) Check Box if Disclosure or Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           -----------------------------------------------------

6)       Citizenship or Place of Organization    United States
                                                 -------------------------------
 NUMBER OF                 7)  Sole Voting Power  2,322,912
  SHARES                                          ------------------------------
BENEFICIALLY               8)  Shared Voting Power  17,493,620
 OWNED BY                                           ----------------------------
   EACH                    9)  Sole Dispositive Power  1,563,938
 REPORTING                                             -------------------------
PERSON WITH                10) Shared Dispositive Power  18,252,594
                                                         -----------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person 19,816,532
                                                                      ----------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                       ---------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)   8.2%
                                                              ------------------
14)      Type of Reporting Person (See Instructions)  IN
                                                      --------------------------

                                  SCHEDULE 13D


CUSIP NO. 91529y 10 6

1) Name of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)
         Kathrina H. Maclellan
         -----------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
            --------------------------------------------------------------------
         (b)
            --------------------------------------------------------------------

3)       SEC Use Only
                     -----------------------------------------------------------

4)       Source of Funds (See Instructions) Not Applicable
                                           -------------------------------------

5) Check Box if Disclosure or Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           -----------------------------------------------------

6)       Citizenship or Place of Organization    United States
                                             -----------------------------------

 NUMBER OF                 7)  Sole Voting Power  1,854,294
  SHARES                                        --------------------------------
BENEFICIALLY
 OWNED BY                  8)  Shared Voting Power   5,264,006
   EACH                                           ------------------------------
 REPORTING
PERSON WITH                9)  Sole Dispositive Power  1,854,294
                                                     ---------------------------

                           10) Shared Dispositive Power  17,119,410
                                                       -------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person  18,973,704
         -----------------------------------------------------------------------

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                       ---------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)   7.8%
                                                           ---------------------

14)      Type of Reporting Person (See Instructions)  IN
                                                    ----------------------------

                                  SCHEDULE 13D


CUSIP NO. 91529y 10 6

1) Name of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)
         Robert H. Maclellan
         -----------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
            --------------------------------------------------------------------
         (b)
            --------------------------------------------------------------------

3)       SEC Use Only
                     -----------------------------------------------------------

4)       Source of Funds (See Instructions) Not Applicable
                                           -------------------------------------

5) Check Box if Disclosure or Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           -----------------------------------------------------

6)       Citizenship or Place of Organization    United States
                                             -----------------------------------

 NUMBER OF                 7)  Sole Voting Power    236,570
  SHARES                                        --------------------------------
BENEFICIALLY
 OWNED BY                  8)  Shared Voting Power  1,504,400
   EACH                                           ------------------------------
 REPORTING
PERSON WITH                9)  Sole Dispositive Power    236,570
                                                     ---------------------------

                           10) Shared Dispositive Power  13,359,804
                                                       -------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         13,596,374
         -----------------------------------------------------------------------

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                       ---------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)   5.6%
                                                           ---------------------

14)      Type of Reporting Person (See Instructions)  IN
                                                    ----------------------------

         This Amendment No. 6 to the Schedules 13D dated March 27, 1997, filed by The Maclellan Foundation, Inc., Hugh O. Maclellan, Jr., Kathrina H. Maclellan and Robert H. Maclellan, (collectively, the "Principals") and certain other persons shown in such Schedule, is being filed as a result of certain changes in the beneficial ownership of UNUMProvident Corporation ("UNUMProvident") common stock, held directly by the Reporting Persons or held by Trusts for which the Reporting Person holds beneficial ownership.

         Item 4.  Purpose of the Transaction.

         ITEM 4 IS HEREBY AMENDED AND RESTATED TO READ ITS ENTIRETY AS FOLLOWS:

         This Amendment is being filed to reflect various sales, gifts and decreases in beneficial ownership of UNUMProvident common stock of the Reporting Persons that have occurred since the last filing as of November 30, 2000.

         Item 5.  Interest in Securities of the Issuer.

         ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ ITS ENTIRETY AS FOLLOWS:

         (a) Reference is made to the cover page in respect of each Reporting Person.

         The aggregate amount of shares of common stock listed in Item 11 of the cover page as beneficially owned by Hugh O. Maclellan, Jr. does not include 62,143 shares of common stock voted solely by his spouse, Nancy B. Maclellan, of which beneficial interest is disclaimed.

         The combined shareholdings of the Reporting Persons plus Charlotte M. Heffner, a Reporting Person and a trustee of the Maclellan Foundation, aggregate 10.88% of the stock after eliminating shareholdings duplicated.

         Each Reporting Person hereby disclaims any assertion or presumption that it and any other persons constitute a "group" as such term is used in
Section 13(d) of the 1934 Act and the Rules and Regulations of the Commission thereunder. The filing of this Schedule 13D shall not be construed to be an admission that any Reporting Person is a member of a group, however, if any of the Reporting Persons are deemed to be members of a "group" with other Reporting Persons for purposes of Section 13(d), the Schedule 13Ds filed by each such Reporting Person should be read together as a group Schedule 13D filing.

         (b) Reference is made to the cover page in respect of each Reporting Person.

         Certain of the Reporting Persons share the power to vote or to direct the vote or to dispose or direct the disposition of shares of common stock with persons other than Reporting Persons, as follows:

                  (1) Hugh O. Maclellan, Jr. shares such powers with the following persons who are not Reporting Persons: SunTrust Bank, Dudley Porter, Jr., Frank A. Brock, G. Richard Hostetter, A. S. MacMillan, Ronald W. Blue, Lee S. Anderson, Lawrence B. Austin, III, Richard D. Crotteau, T. Cartter Frierson, Henry A. Henegar, Hugh D. Huffaker, Jr. Ralph S. Paden, Gerry U. Stephens, John C. Stophel, Thomas H. McCallie, III, and U. S. Trust Company of Florida.

                  (2) Kathrina H. Maclellan shares such powers with the following persons who are not Reporting Persons: SunTrust Bank, Dudley Porter, Jr., Frank A. Brock, G. Richard Hostetter, A. S. MacMillan, Ronald W. Blue, Lawrence B. Austin, III, Richard D. Crotteau, T. Cartter Frierson, Hugh D. Huffaker, Jr., Ralph S. Paden and Gerry U. Stephens.

                  (3) Robert H. Maclellan shares such power with the following persons who are not Reporting Persons, SunTrust Bank, Dudley Porter, Jr., Frank A. Brock, G. Richard Hostetter, A. S. MacMillan and Ronald
         W. Blue.

         Information required by Item 2 is provided below with respect to those persons who share with the Reporting Persons the power to vote or to direct the vote or to dispose or direct the disposition of shares of common stock.

                  SunTrust Bank. SunTrust Bank is a national banking association located in the SunTrust Bank Building, 736 Market Street, Chattanooga, Tennessee 37402. SunTrust Bank is a wholly owned subsidiary of SunTrust Banks, Inc., a bank holding company headquartered in Atlanta, Georgia.

                  Dudley Porter, Jr. Dudley Porter, Jr. is a retired attorney. His residence address is 1125 Healing Springs Road, Chattanooga, Tennessee 37419.

                  Frank A. Brock. Frank A. Brock is president of Covenant College. The address of the college is 14049 Scenic Highway, Lookout Mountain, Georgia 30750.

                  G. Richard Hostetter. G. Richard Hostetter is part owner of Century Capital Market. His business address is P. O. Box 236, Winter Park, Florida 32789.

                  A. S. MacMillan. A. S. MacMillan is president of Team Resources. His business address is 2100 River Edge Parkway, Suite 800, Atlanta, Georgia 30328.

                  Ronald W. Blue. Ronald W. Blue is an investment manager of Ronald Blue & Company. This business address is Suite 600, 1100 Johnson Ferry Road, N.E., Atlanta, Georgia 30342.

                  Lee S. Anderson. Lee S. Anderson is the Associate Publisher and Editor of the Chattanooga Times-Free Press. His business address is 400 E. 11th Street, Chattanooga, Tennessee 37403.

                  Lawrence B. Austin, III. Lawrence B. Austin is a real estate builder and developer. His business address is Austin Building Corporation, 243 Signal Mountain Road, Chattanooga, Tennessee 37405.

                  Richard D. Crotteau. Richard D. Crotteau is an attorney. His business address is Miller & Martin, 10th Floor, Volunteer Building, Chattanooga, Tennessee 37402.

                  T. Cartter Frierson. T. Cartter Frierson is a management consultant. His business address is TCF Consulting Group, LLC., 1103 Tinkerbell Lane, Lookout Mountain, Georgia 30750.

                  Henry A. Henegar. Henry A. Henegar is executive director of the Chattanooga Bible Institute. His business address is Chattanooga Bible Institute, 1001 McCallie Avenue, Chattanooga, Tennessee 37403.

                  Hugh D. Huffaker, Jr. Hugh D. Huffaker, Jr. is a realtor. His business address is Crye-Leike Realtors, 1201 Market Street, Chattanooga, Tennessee 37402.

                  Ralph S. Paden. Ralph S. Paden is retired. His residence address is 222 West Brow Oval, Lookout Mountain, Tennessee 37350.

                  Gerry U. Stephens. Gerry U. Stephens is retired. His residence address is 1516 Lyndhurst Drive, Chattanooga, Tennessee 37405.

                  John C. Stophel. John C. Stophel is an attorney. His business address is Chambliss, Bahner & Stophel, P.C., 1000 Tallan Building, Two Union Square, Chattanooga, Tennessee 37402.

                  Thomas H. McCallie, III. Thomas H. McCallie, III is secretary and executive director of The Maclellan Foundation, Inc. His business address is 501 Provident Building, One Fountain Square, Chattanooga, Tennessee 37402.

         During the last five years, none of the above persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, none of the above persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any of the above persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Each of the above persons who is a natural person is a citizen of the United States of America.

         c) None of the Reporting Persons nor, to their knowledge, any of the persons named above in Items 5(a) and (b), effected any transactions in the common stock during the past 60 days.

         (d)  Not applicable

         (e)  Not applicable

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Hugh O. Maclellan, Jr. holds a revocable proxy to vote the shares of UNUMProvident Corporation common stock held by The Maclellan Foundation, Inc. Accordingly, shares owned by The Maclellan Foundation, Inc. have been included among those for which Hugh O. Maclellan, Jr. has voting power, but have not been included as shares for which Kathrina H. Maclellan and Robert H. Maclellan have voting power.

                                S I G N A T U R E



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 25, 2002



                                            /s/  Barton C. Burns
                                            -----------------------------------
                                            Barton C. Burns, authorized
                                            representative of the persons
                                            filing the foregoing statement.

                               POWER OF ATTORNEY

       (For executing Forms 3, 4 and 5 under Rule 16 and Schedule 13(d))


         KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Barton C. Burns and John C. Stophel, or either of them, as his/her true and lawful attorney-in-fact and agent to:

                  a. Execute for and on behalf of the undersigned such Forms 3, 4 and 5 ("Forms") as may be required from time to time by Section 16 of the Securities Exchange Act of 1934 and the applicable rules thereunder ("Act"); and such other forms as may be required to be filed with the Securities and Exchange Commission with respect to stock of UNUMProvident Corporation; and

                  b. Do and perform each and every act and thing for and on behalf of the undersigned which may be necessary or desirable to complete the execution and timely filing of such Forms as undersigned may be required to file with the Securities and Exchange Commission and any other authority.

         The undersigned grants said attorney-in-fact and agent full power and authority to act and perform on behalf of the undersigned all and every act and thing whatsoever required to be done in the exercise of the rights and powers granted herein, as fully to all intents and purposes as said attorney-in-fact and agent might or could do in person, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof. The undersigned hereby acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Act.

         IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney this 2nd day of March, 2000.

                                        THE MACLELLAN FOUNDATION, INC.


                                        By: /s/ ?????? MacLellan, Jr.
                                            ----------------------------------

                               POWER OF ATTORNEY
                               -----------------

       (For executing Forms 3, 4 and 5 under Rule 16 and Schedule 13(d))

         KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Barton C. Burns and John C. Stophel, or either of them, as his/her true and lawful attorney-in-fact and agent to:

         a. Execute for and on behalf of the undersigned such Forms 3, 4 and 5 ("Forms") as may be required from time to time by Section 16 of the Securities Exchange Act of 1934 and the applicable rules thereunder ("Act"); and such other forms as may be required to be filed with the Securities and Exchange Commission with respect to stock of UNUMProvident Corporation; and

         b. Do and perform each and every act and thing for and on behalf of the undersigned which may be necessary or desirable to complete the execution and timely filing of such Forms as undersigned may be required to file with the Securities and Exchange Commission and any other authority.

         The undersigned grants said attorney-in-fact and agent full power and authority to act and perform on behalf of the undersigned all and every act and thing whatsoever required to be done in the exercise of the rights and powers granted herein, as fully to all intents and purposes as said attorney-in-fact and agent might or could do in person, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof. The undersigned hereby acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Act.

         IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney this 2nd day of March, 2000.

                                           /s/ Hugh O. Maclellan, Jr.
                                       -----------------------------------
                                             Hugh O. Maclellan, Jr.

                               POWER OF ATTORNEY

(For executing Forms 3, 4, and 5 under Rule 16 and Schedule 13(d))

         KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Barton C. Burns and J. Nelson Irvine, or either of them, as his/her true and lawful attorney-in-fact and agent to:

               a.   Execute for and on behalf of the
               undersigned such Forms 3, 4 and 5 ("Forms") as may be required from time to time by
               Section 16 of the Securities Exchange Act of
               1934 and the applicable rules thereunder
               ("Act"); and such other forms as may be
               required to be filed with the Securities and Exchange Commission with respect to stock of UNUMProvident Corporation; and

               b.   Do and perform each and every act and
               thing for and on behalf of the undersigned which may be necessary or desirable to complete the execution and timely filing of such Forms as undersigned may be required to file with the Securities and Exchange
               Commission and any other authority.

         The undersigned grants said attorneys-in-fact and agents full power and authority to act and perform on behalf of the undersigned all and every act and thing whatsoever required to be done in the exercise of the rights and powers granted herein, as fully to all intents and purposes as either or both of said attorneys-in-fact and agents might or could do in person, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned hereby acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Act.

         IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney this 25 day of February, 2000.



                               /s/  Katherine H. Maclellan
                               -------------------------------------
                                    Katherine H. Maclellan

                               POWER OF ATTORNEY

       (For executing Forms 3, 4 and 5 under Rule 16 and Schedule 13(d))

         KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Barton C. Burns and J. Nelson Irvine, or either of them, as his/her true and lawful attorney-in-fact and agent to:

         a. Execute for and on behalf of the undersigned such Forms 3, 4 and 5 ("Forms") as may be required from time to time by
                  Section 16 of the Securities Exchange Act of 1934 and the applicable rules thereunder ("Act"); and such other forms as may be required to be filed with the Securities and Exchange Commission with respect to stock of UNUMProvident Corporation; and

         b. Do and perform each and every act and thing for and on behalf of the undersigned which may be necessary or desirable to complete the execution and timely filing of such Forms as undersigned may be required to file with the Securities and Exchange Commission and any other authority.

         The undersigned grants said attorneys-in-fact and agents full power and authority to act and perform on behalf of the undersigned all and every act and thing whatsoever required to be done in the exercise of the rights and powers granted herein, as fully to all intents and purposes as either or both of said attorneys-in-fact and agents might or could do in person, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned hereby acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Act.

         IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney this 28 day of February, 2000.


                                    /S/  ROBERT H. MACLELLAN
                                    ------------------------------
                                         Robert H. Maclellan